3333 Susan Street	T (714) 662-5600	emulex.com
Costa Mesa, CA 92626	F (714)241-0792

March 25, 2014

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Emulex Corporation
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 29, 2013
File No. 001-31353

Dear Mr. Gilmore:

On behalf of Emulex Corporation (the "Company" or "Emulex"), I am responding to your letter dated March 12, 2014 related to the above referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we included a copy of the text of your comment above each of our responses.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Product Redesign Activities and Potential Royalty Obligations, page 35

1.
Comment: You disclose that on April 3, 2012 the court issued a permanent injunction with respect to both the '150 and the '691 patents that includes: a description of the prohibited activities, contains sunset provisions, limits the territory to allow sales of products that are manufactured outside of the US to customers located outside US, as well as other matters. It is not clear to us what impact this permanent injunction may have on the company's sales to customers and future revenue. Please tell us the following and how you considered disclosing this information to provide investors with a better understanding of the terms of the agreements and how they will impact the company's future revenue. We refer you to Section III.B of SEC Release No. 33-8350.

•	To the extent possible, quantify the potential impact of these prohibited activities and the sunset provisions of future revenue.

•
If you are unable to reasonably estimate the potential impact of the settlement and injunction on future revenue, tell us how material the amount of revenue generated by the affected products has been in the past and the extent to which the sunset provisions, redesign, or other efforts would limit the impact of lost revenue going forward.

Company Response: We are unable to reasonably estimate the potential impact of the settlement and injunction on future revenue. Historically, revenue generated by shipments of the affected products in the United States was approximately $13 million, $26 million, and $23 million in fiscal 2011, 2012 and 2013, respectively, representing 3% of total revenues for fiscal 2011 and 5% of total revenues for both fiscal 2012 and 2013. During fiscal year 2011, some of the affected products were still in earlier stages of volume shipments.

Our historical revenue during these periods has been impacted by the timing of numerous items, including product launches, the injunction (October 12, 2011), the sunset period (ending April 13, 2013), limitations on which products qualified for the sunset provisions, the timing of various appendices to the injunction, and the release of redesigned product expected in fiscal 2014. The injunction provided that foreign sales (outside the US) were beyond the scope of the suit, and the sunset provision allowed us to sell the affected products to existing customers for specific customer devices, subject to limitations on when the products had been qualified and when certain firm orders had been placed. In July 2012, the Court issued an amended permanent injunction with an amended appendix, which permits certain major Original Equipment Manufacturer (OEM) customers to obtain continued supply of certain affected products beyond the sunset period, pursuant to agreements they entered into with Broadcom directly, providing them time to requalify products resulting from the Company's design around efforts. We believe the combination of the sunset provisions, our key OEM customers’ agreements with Broadcom, which in substance extends the sunset period for those customers, and our redesign efforts significantly limits the impact of lost revenues going forward. Although not expected to be material to our total revenues, the primary adverse impact on future revenues results from our inability to bid on new ethernet designs until our affected products are redesigned and qualified by our customers.

2.
Comment: You disclose that additional engineering and development costs will be expensed for activities to redesign, design around, modify, design, develop, test and requalify certain of your affected products during the sunset period, as well as other costs. You also note that there will be additional sales and marketing costs as well as general and administrative costs related to this matter. Please quantify for us and disclose in future filings, if material, the amount of these expenses you expect to incur as it appears these are different than the expected incremental mitigation and royalty obligation expenses you disclose. We refer you to Section III.B of SEC Release No. 33-8350.

Company Response: Engineering and development costs for activities to redesign, design around, modify, design, test and requalify certain of our affected products, as well as the sales and marketing costs and general and administrative costs related to this matter are all included in the range of expected incremental mitigation and royalty obligation expenses disclosed and we did not intend to convey there were additional costs. In order to clarify this in future filings, we will revise the applicable disclosure under the heading, "Product Redesign Activities and Potential Royalty Obligations" to reflect the following:

We expect to incur incremental mitigation, product redesign and appeal related expenses during fiscal 2014 in the range of $[ ] million to $[ ] million, to be recorded within operating expenses. Engineering and development costs will include expenses for activities to redesign, design around, modify, design, develop, test and requalify certain of our affected products during the sunset period, and to implement our end of life processes in the U.S. for certain other affected products. Sales and marketing costs will include expenses for customer support, pre-production samples, education and training, and other miscellaneous costs. General and administrative costs will include expenses for our appeal of the previous verdicts and judgments.

Results of Operations for Emulex Corporation and Subsidiaries

Fiscal 2013 versus Fiscal 2012, page 36

3.
Comment: We note your disclosure that part of the decrease in revenue was due to restrictions on product shipments under the 2012 Permanent Injunction that have impeded your ability to sell to new customers. Please tell us the amount of the decrease in revenue to which this contributed and include such quantified amounts in future filings to the extent it had a material impact. We refer you to Section III.B of SEC Release No. 33-8350.

Company Response: We are unable to precisely quantify the impact of the restrictions on product shipments under the 2012 Permanent Injunction that impeded our ability to sell to new customers as quantifying potential sales that might have been made to new customers involves inherent uncertainty. However, based on customer data as well as limited product and geographical data, we believe the decrease in revenues to be less than $5 million in the aggregate and not material to our overall financial results. In future filings, we will remove the disclosure if we believe the impact is not material, or include an estimated amount if we believe the impact is material.

Critical Accounting Policies

Goodwill, page 48

4.
Comment: We note that on page 49 that you disclose that your recent impairment test indicated that the networking reporting unit's fair value exceeded its carrying value. Please tell us the percentage in which the fair value of this reporting unit exceeded its carrying value. As noted in our comment letter dated December 24, 2009, to the extent that a reporting unit's fair value is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Company Response: Our networking reporting unit's fair value was in fact substantially in excess of its carrying value in fiscal 2013. We will include the appropriate disclosures based on the results of our future goodwill impairment tests in accordance with Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Business Combinations

Acquisition of Endace Limited, page 73

5.
Comment: Please tell us how you determined the significance of this acquisition and whether you were required to file historical financial statements for Endace Limited and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests under Rule 1-02(w) of Regulations S-X.

Company Response: Per Rule 3-05(b)(3) of Regulation S-X, “The determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition….”

As of Emulex’s acquisition of Endace Limited on February 26, 2013, Endace’s most recent annual financial statements were for its fiscal year ended March 31, 2012. These results were compared to Emulex’s most recently filed annual financial statements prior to its acquisition of Endace, which were for its fiscal year ended July 1, 2012.

Per Rule 1-02(w) of Regulation S-X, “The term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated) [Investment Test]; or

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year [Total Assets Test]; or

(3) The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year [Income Test]….

Note to paragraph (w): A registrant that files its financial statements in accordance with or provides a reconciliation to U.S. Generally Accepted Accounting Principles shall make the prescribed tests using amounts determined under U.S. Generally Accepted Accounting Principles. A foreign private issuer that files its financial statements in accordance with IFRS as issued by the IASB shall make the prescribed tests using amounts determined under IFRS as issued by the IASB.”

Emulex files its financial statements in accordance with U.S. Generally Accepted Accounting Principles, thus Endace’s financial statements were converted from IFRS to U.S. GAAP for the purpose of performing the prescribed tests.

The following is the significant subsidiary testing applied to the Company’s acquisition of Endace:

Investment Test ($000's)
Investments in Endace	$110,417
÷ Emulex Total Assets as of July 1, 2012	$712,959
= Investments Percentage	15%

Total Assets Test ($000's)
Endace Total Assets at March 31, 2012	$36,659
÷ Emulex Total Assets at July 1, 2012	$712,959
= Total Assets Percentage	5%

Income Test ($000's)
Endace Income from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle for the year ended March 31, 2012	$1,093
÷ Emulex Income from Continuing Operations before Taxes, Extraordinary Items and Cumulative Effect of a Change in Accounting Principle for the year ended July 1, 2012	$17,973	(a)
= Income Percentage (Absolute)	6%

(a)
Per Rule 1-02(w)(3)Computational note 2 of Regulation S-X, “If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.” Emulex’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle for the fiscal year ended July 1, 2012 was more than 10% lower than its five year average (fiscal 2008 - 2012), thus, the Company used its five year average for the Income Test, computed as follows:

(in thousands)
Fiscal 2012 (Loss of $9,502, used $-)	$—
Fiscal 2011 (Loss of $58,847, used $-)	—
Fiscal 2010	6,344
Fiscal 2009	5,606
Fiscal 2008	77,917
5 Year Total	$89,867
Divided By 5	5
5 Year Average Income	$17,973

Per Rule 3-05(b)(2)(ii) of Regulation S-X, “If none of the conditions exceeds 20 percent, financial statements are not required….” Based on the calculations above, none of the conditions exceeded 20 percent; therefore, the Company was not required to file historical financial statements for Endace Limited and related pro forma financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X.

Note 11. Income Taxes, page 90

6.
Comment: We note your disclosures on page 92 that you are currently under audit by various international taxing authorities. Please tell us how you considered disclosing the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Company Response: We file federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. We disclosed the fiscal years under audit as well as the fiscal years subject to examinations for federal and California in our Annual Report on Form 10-K for fiscal year 2013. In foreign jurisdictions, with few exceptions, we are subject to examinations for all years subsequent to fiscal 2009. We have not previously disclosed the tax years that remain subject to examination by foreign tax jurisdictions because we do not expect any audits for these foreign jurisdictions to have a material effect on our results of operations or financial position. However, we will provide this disclosure on a prospective basis.

The Company acknowledges that (i) the Company is responsible for the adequacy of the disclosures in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 885-3695 if you have any further comments or questions regarding this response.

Very truly yours,

Emulex Corporation

By:	/s/ Kyle B. Wescoat
Kyle B. Wescoat
Senior Vice President and Chief Financial Officer